Filed by Harleysville National Corporation
pursuant to Rule 425
Subject Company: East Penn Financial Corporation
Registration Statement No. 333-145820
October 23, 2007

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact:	Theresa M. Wasko, Treasurer and Chief Financial Officer
Telephone Number:	610-965-5959
E-mail:	twasko@eastpennbank.com

EAST PENN FINANCIAL CORPORATION
ANNOUNCES THIRD QUARTER EARNINGS

     (October 22, 2007) – EMMAUS, PA - East Penn Financial Corporation (NASDAQ Capital Market: EPEN) reported net income of $2,401,000 for the nine months ended September 30, 2007, a decrease of $178,000, or 6.9%, as compared with net income of $2,579,000 for the nine months ended September 30, 2006. Diluted earnings per share were $0.38 per share for the first nine months of 2007 as compared with $0.41 per share for the same period in 2006. For the third quarter ended September 30, 2007, East Penn’s net income was $711,000 as compared with $900,000 for the third quarter of 2006, a decline of $189,000, or 21.0%. Earnings and per share data reflect the impact of expenses incurred as a result of the pending merger of East Penn Financial Corporation and its subsidiary with Harleysville National Corporation. On May 16, 2007, a joint press release was issued announcing the signing of a definitive agreement, dated as of May 15, 2007, for East Penn Financial Corporation and its wholly owned subsidiary, East Penn Bank, to merge with and into Harleysville National Corporation. On a year to date basis, the Company recorded $555,000 (or $366,000 after tax) in merger related expenses, of which $296,000 (or $195,000 after tax) of those expenses were recorded in the third quarter.

     Brent L. Peters, Chairman of the Board, President and Chief Executive Officer, commented: “Excluding the impact of merger related expenses on our financial results, our earnings trend continues to be favorable. If we were to eliminate such expenses from our operating results, net income for the first nine months of 2007 would have been $2,767,000, or 7.3%, ahead of net income for the first nine months of 2006 and $906,000 for the third quarter of 2007, or 0.7%, ahead of net income for the third quarter of 2006. Our financial performance for this year demonstrates our efforts to remain focused in growing our core banking business, improving our efficiency and safeguarding our asset quality.”

     The balance sheet continues to grow with assets increasing 3.4% to $440.4 million as of September 30, 2007 from $425.9 million as of September 30, 2006. Despite competitive pressures, asset growth was attributable to loan growth of 7.1%, which was primarily funded from deposit and cash management account growth of 6.3%. This growth was achieved even with the Bank’s payment of $11 million in borrowings that have matured since September 30, 2006. In addition, the Bank remains steadfast in maintaining the quality of its assets. Non-performing assets were 0.30% of total assets at September 30, 2007 as compared with 0.24% at September 30, 2006. Net charge-offs as a percentage of average loans decreased to 0.04% for the third quarter of 2007 as compared with 0.06% for the third quarter of 2006.

     The net interest margin calculated on a fully tax-equivalent basis for the third quarter ended September 30, 2007 was 3.46%, representing a 14 basis point decrease as compared with the net interest margin of 3.60% for the third quarter ended September 30, 2006. However, in comparing the second and third quarters of 2007, the net interest margin improved by four basis points from 3.42% at June 30, 2007. The improvement in the margin is attributable to increased yields from interest earning assets, which offset the increase in cost of funds associated with interest bearing liabilities.

     Other income decreased $20,000, or 3.3% in the third quarter of 2007 as compared with the same period in 2006. There were no extraordinary transactions that contributed to this decrease.

     For the three months ended September 30, 2007, other expenses increased $229,000, or 8.3%, to $3,002,000 compared to $2,773,000 for the three months ended September 30, 2006. The increase resulted primarily from recording expenses incurred as a result of the impending merger.

     East Penn Financial Corporation is a locally owned and managed bank holding company headquartered in Emmaus, Pennsylvania. Its principal banking subsidiary is East Penn Bank, a community bank that has been serving the Lehigh Valley through its nine branch locations. In accordance with the terms of the merger with Harleysville National Corporation, the Company plans to hold a special meeting of shareholders on November 1, 2007 at 6 pm at the Allen Organ Company, 3370 Route 100, Macungie, Pennsylvania to consider and vote upon the merger agreement. Upon shareholder approval, the merger is currently expected to be effective on or about November 16, 2007.

Additional information about East Penn Financial Corporation is available on its website at www.eastpennbank.com.

This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for the Company’s financial services and products may not occur, changing economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in East Penn Financial Corporation’s filings with the Securities and Exchange Commission.

Harleysville National Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Harleysville has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Harleysville will arrange to send you the prospectus if you request it by calling toll-free 1-800-423-3955, Extension 62305. You may also request these documents by e-mail addressed to Harleysville at lchemnitz@hncbank.com. These documents are also available by accessing Harleysville’s website at http://www/hncbank.com and clicking “Investor Information”, then clicking “Documents”, and clicking the most recent Registration Statement under “Other Filings”.

East Penn Financial Corporation
Consolidated Selected Financial Information

	September 30,
(in thousands, except share data)	2007	2006
	(Unaudited)
Balance Sheet Data:

Total assets	$440,418	$425,945
Securities available for sale	64,961	69,213
Mortgages held for sale	372	1,556
Total loans (net of unearned discount)	337,366	315,140
Allowance for loan losses	(3,409)	(3,235)
Premises and equipment, net	9,213	10,010

Non-interest bearing deposits	44,069	45,577
Interest bearing deposits	328,694	310,003
Total deposits	372,763	355,580
Federal funds purchased and securities
sold under agreements to repurchase	11,660	6,183
Other borrowings	19,000	30,000
Junior subordinated debentures	8,248	8,248

Stockholders' equity	26,366	24,044

Common shares outstanding	6,334,354	6,304,262
Book value per share	$4.16	$3.81

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
(in thousands, except share data)	2007	2006	2007	2006
	(Unaudited)		(Unaudited)
Statement of Income Data:
Total interest income	$6,505	$6,165	$19,282	$17,449
Total interest expense	3,152	2,780	9,395	7,436
Net interest income	3,353	3,385	9,887	10,013

Provision for loan losses	135	90	270	299
Net interest income after provision	3,218	3,295	9,617	9,714
Other income	579	599	1,819	1,809
Other expenses	3,002	2,773	8,624	8,293
Net income before taxes	795	1,121	2,812	3,230
Income tax expense	84	221	411	651
Net income	$711	$900	$2,401	$2,579
Basic earnings per share (1)	$0.11	$0.14	$0.38	$0.41
Diluted earnings per share (2)	$0.11	$0.14	$0.38	$0.41
Cash dividends per common share	$0.12	$0.11	$0.24	$0.22

	Nine Months
	Ended September 30,
	2007	2006
	(Unaudited)	(Unaudited)
Selected Financial Ratios:
Annualized return on average equity	12.69%	15.21%
Annualized return on average assets	0.73%	0.84%
Net interest margin (3)	3.44%	3.71%
Efficiency ratios:
Operating expenses as a percentage of revenues (3)	68.36%	66.12%
Operating expenses as a percentage of average assets	2.61%	2.70%
Tier 1 leverage capital	7.91%	7.72%
Net loans (4) as a percent of deposits	90.50%	88.63%
Average equity to average assets	5.73%	5.53%

Selected Asset Quality Ratios:
Allowance for loan losses / Total loans (4)	1.01%	1.03%
Allowance for loan losses /
Non-performing assets (5)	261.23%	310.76%
Non-accrual loans / Total loans (4)	0.32%	0.16%
Non-performing assets (5) / Total assets	0.30%	0.24%
Net charge-offs / Average loans (4)	0.04%	0.06%

(1) Based upon the weighted average number of shares of common stock outstanding for the applicable periods.

(2) Based upon the weighted average number of shares plus dilutive potential common share equivalents outstanding for the applicable periods.

(3) Calculated on a fully tax-equivalent basis.

(4) The term “loans” includes loans held in the portfolio, including non-accruing loans, and excludes loans held for sale.

(5) Includes non-accrual loans.